UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Corsair Gaming, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39533
(State or other jurisdiction of incorporation or organization)	(Commission File Number.)

47100 Bayside Pkwy
Fremont, CA 94538
(Address of principal executive offices) (Zip code)

Carina Tan VP and General Counsel (510) 657-8747
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____.

ITEM 1.01 – Conflicts Minerals Disclosure and Report

A copy of Corsair Gaming, Inc.’s (the “Company”) Conflict Minerals Report for the period from January 1, 2021 to December 31, 2021 (the “Conflict Minerals Report”) is provided as Exhibit 1.01 hereto and is available on the Company’s website at http://www.corsair.com/CorsairESG/ConflictMineralsReport2021.*

ITEM 1.02 – Exhibit

A copy of the Conflict Minerals Report is attached hereto as Exhibit 1.01 and incorporated in this Item 1.02 by reference.

*****

*The reference to the Company’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

Item 2.01 Exhibits

Exhibit Number	Description
1.01	Corsair Gaming, Inc. Conflict Minerals Report For Year Ending December 31, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CORSAIR GAMING, INC.

Date: May 31, 2022	By:	/s/ Michael G. Potter
Michael G. Potter
Chief Financial Officer (Principal Financial Officer)